Exhibit 99.1

CIBC Declares Dividends for the Quarter Ending October 31, 2026

TORONTO, August 27, 2026 - CIBC (TSX: CM) (NYSE: CM) announced today that its Board of Directors declared a dividend of $1.07 per share on common shares for the quarter ending October 31, 2026 payable on October 28, 2026 to shareholders of record at the close of business on September 28, 2026.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending October 31, 2026 payable on October 28, 2026 to shareholders of record at the close of business on September 28, 2026:

Series 47 - $0.367375

For the period ending October 31, 2026 payable on October 28, 2026 to shareholders of record at the close of business on October 20, 2026:

Series 56 - $36.825000

Series 61 - $31.845000

For the period ending October 31, 2026 payable on October 13, 2026 to shareholders of record at the close of business on October 2, 2026:

Series 57 - $36.685000

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking, Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com

Erica Belling, CIBC Investor & Financial Communications, 416 594-7251, erica.belling@cibc.com